CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Floating Rate Senior Notes due 2023	$2,500,000,000	$289,750

PROSPECTUS Dated February 16, 2016 PROSPECTUS SUPPLEMENT Dated November 19, 2014	Pricing Supplement No. 1,118 to Registration Statement No. 333-200365 Dated October 19, 2016 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Floating Rate Senior Notes Due 2023

We, Morgan Stanley, are offering the notes described below on a global basis.  We may redeem the Global Medium-Term Notes, Series F, Floating Rate Senior Notes Due 2023 (the “notes”), in whole but not in part, on October 24, 2022, at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest thereon to but excluding the redemption date, in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption,” as supplemented by the provisions below under the heading “Optional Redemption.”

We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities,” in each case subject to and as modified by the provisions described below.

We describe how interest on the notes is calculated, accrued and paid, including the adjustment of scheduled interest payment dates for business days (except at maturity), under “Description of Debt Securities—Floating Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.  References in the accompanying prospectus supplement to the prospectus dated November 19, 2014 shall refer to the accompanying prospectus dated February 16, 2016.

Investing in the notes involves risks. See “Risk Factors” beginning on page PS-2.

Principal Amount:	$2,500,000,000	Interest Payment Dates:	Each January 24, April 24,
Maturity Date:	October 24, 2023		July 24 and October 24,
Settlement Date			commencing January 24, 2017
(Original Issue Date):	October 24, 2016 (T+3)	Interest Reset Period:	Quarterly
Interest Accrual Date:	October 24, 2016	Interest Reset Dates:	Each Interest Payment Date
Issue Price:	100.00%	Interest Determination
Specified Currency:	U.S. dollars	Dates:	The second London banking
Redemption Percentage			day prior to each Interest Reset
at Maturity	100%		Date
Base Rate:	LIBOR	Reporting Service:	Reuters (Page LIBOR01)
Spread (Plus or Minus):	Plus 1.40%	Business Day:	New York
Index Maturity:	Three months	Calculation Agent:	The Bank of New York Mellon
Index Currency:	U.S. dollars		(as successor to JPMorgan
Initial Interest Rate:	The Base Rate plus 1.40%		Chase Bank, N.A. (formerly
	Calculation Agent on the		known as JPMorgan Chase
	second London banking day		Bank))
	prior to the Original Issue	Minimum Denominations:	$1,000 and integral multiples
	Date)		of $1,000 in excess thereof
Interest Payment Period:	Quarterly	CUSIP:	61746B EC6
		ISIN:	US61746BEC63
		Other Provisions:	See “Optional Redemption”
below.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

MORGAN STANLEY

MUFG

Risk Factors

For a discussion of the risk factors affecting Morgan Stanley and its business, including market risk, credit risk, operational risk, liquidity and funding risk, legal, regulatory and compliance risk, risk management, competitive environment, international risk and acquisition, divestiture and joint venture risk, among others, see “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and our current and periodic reports filed pursuant to the Securities and Exchange Act of 1934 that are incorporated by reference into this pricing supplement and the accompanying prospectus supplement and prospectus.

This section describes certain selected risk factors relating to the notes.  Please see “Risk Factors” in the accompanying prospectus for a complete list of risk factors.

The notes have early redemption risk. We retain the option to redeem the notes, in whole but not in part, on October 24, 2022, on at least 15 but not more than 60 days’ prior notice.  It is more likely that we will redeem the notes prior to their stated maturity date to the extent that the interest payable on the notes is greater than the interest that would be payable on other instruments of ours of a comparable maturity, of comparable terms and of a comparable credit rating trading in the market.  If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

Optional Redemption

We may, at our option, redeem the notes, in whole but not in part, on October 24, 2022, on at least 15 but not more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the notes to but excluding the redemption date.

 If money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed is deposited with the trustee on or before the redemption date, on and after the redemption date interest will cease to accrue on the notes and such notes will cease to be outstanding.

On and after the redemption date, interest will cease to accrue on the notes (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date.

For information regarding notices of redemption, see “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption” in the accompanying prospectus.

The notes do not contain any provisions affording the holders the right to require us to purchase the notes after the occurrence of any change in control event affecting us.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On October 19, 2016, we agreed to sell to the managers listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.60%, plus accrued interest, if any, which we refer to as the “purchase price” for the notes.  The purchase price for the notes equals the stated issue price of 100.00%, plus accrued interest, if any, less a combined management and underwriting commission of 0.40% of the principal amount of the notes.

Name	Principal Amount of Notes
Morgan Stanley & Co. LLC	$1,775,000,000
MUFG Securities Americas Inc.	250,000,000
Academy Securities, Inc.	25,000,000
ANZ Securities, Inc.	25,000,000
APTO Partners, LLC	25,000,000
BBVA Securities Inc.	25,000,000

BMO Capital Markets Corp.	25,000,000
BNY Mellon Capital Markets, LLC	25,000,000
Capital One Securities, Inc.	25,000,000
Deutsche Bank Securities Inc.	25,000,000
Drexel Hamilton, LLC	25,000,000
KeyBanc Capital Markets Inc.	25,000,000
Lloyds Securities Inc.	25,000,000
Rabo Securities USA, Inc.	25,000,000
RBS Securities Inc.	25,000,000
Regions Securities LLC	25,000,000
Scotia Capital (USA) Inc.	25,000,000
SG Americas Securities LLC	25,000,000
SunTrust Robinson Humphrey, Inc.	25,000,000
U.S. Bancorp Investments, Inc.	25,000,000
UniCredit Capital Markets LLC	25,000,000
Total	$2,500,000,000

Morgan Stanley & Co. LLC is our wholly-owned subsidiary. Mitsubishi UFJ Financial Group, Inc., the ultimate parent of Mitsubishi UFJ Securities (USA), Inc. (one of the managers), holds an approximately 22% interest in Morgan Stanley.  This offering will be conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  In accordance with Rule 5121 of FINRA, Morgan Stanley & Co. LLC and Mitsubishi UFJ Securities (USA), Inc. may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

In addition to the selling and other restrictions set forth in “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement, the following applies with respect to Canada:

The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.  Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this document (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the managers are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture (as defined in the accompanying prospectus) and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated February 16, 2016, which is Exhibit 5-a to Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 filed by Morgan Stanley on February 16, 2016.